UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Details regarding the agenda for the annual general meeting of shareholders of Kookmin Bank

On February 25, 2011, Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., disclosed details regarding Mr. Dong-Soon Park, the nominee for director and audit committee member (who is not a non-executive director) to be appointed at its annual general meeting of shareholders to be held on March 24, 2011.

Details regarding Mr. Dong-Soon Park:

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office

Dong-Soon Park (New appointment) (12/15/1956)	Director General of Macro-prudential Supervision Department, The Financial Supervisory Service of Korea	• Head of Bank Examination Department 2, The Financial Supervisory Service of Korea • Head of Credit Information Team, The Financial Supervisory Service of Korea	• Ph.D. in Economics, State University of New York • B.A. in Economics, Yonsei University	Republic of Korea	3 years

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc. (Registrant)

Date: February 25, 2011	By:	/s/ Wang-Ky Kim
(Signature)
	Name:	Wang-Ky Kim
	Title:	Deputy President & CPRO